June 20, 2013

Mr. Amit Pande

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re: UMB Financial Corporation

Form 10-K for Fiscal Period Ended December 31, 2012

Filed February 25, 2013

File No. 000-04887

Dear Mr. Pande:

We have received and reviewed your letter dated June 12, 2013 relating to the above-referenced filing filed by UMB Financial Corporation on February 25, 2013. UMB Financial Corporation plans to respond to each of the comments stated in your letter by July 19, 2013.

We look forward to resolving the above comments as soon as possible. If you require any additional information at this time, please call Brian Walker, Chief Accounting Officer and Corporate Controller, at (816) 860-4607.

Sincerely,

By: /s/ Michael D. Hagedorn

Michael D. Hagedorn

Chief Financial Officer